Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and six months ended June 30, 2023 and 2022

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents		$815,063	$913,730
Short-term investments		2,011	2,011
Trade and other receivables	5	38,608	48,696
Inventories	6	73,368	58,050
Prepaid expenses and other current assets		10,314	6,020
Total current assets		939,364	1,028,507
Non-current assets:
Property, plant and equipment	7	103,477	82,361
Intangible assets	8	4,391	5,214
Goodwill		64,268	64,268
Investments	9	67,054	66,357
Other non-current assets		377	370
Total assets		$1,178,931	$1,247,077
Liabilities and Equity
Current liabilities:
Trade and other payables	11	$37,510	$40,333
Deferred revenue	12	7,556	8,030
Provisions and other current liabilities	13	18,884	20,910
Current lease liabilities	14	4,078	3,895
Total current liabilities		68,028	73,168
Non-current liabilities:
Non-current lease liabilities	14	9,970	11,836
Deferred gain on finance lease liability	14	693	902
Provisions and other non-current liabilities	13	1,864	1,805
Employee future benefits		469	455
Total liabilities		81,024	88,166
Equity:
Share capital	15	2,422,806	2,420,396
Contributed surplus	15	303,585	300,764
Accumulated deficit		(1,624,773)	(1,560,759)
Foreign currency reserve		(3,711)	(1,490)
Total equity		1,097,907	1,158,911
Total liabilities and equity		$1,178,931	$1,247,077

See accompanying notes to condensed consolidated interim financial statements.
Subsequent events note 23.

Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022

Revenues:
Product and service revenues	16	$15,308	$20,932	$28,653	$41,979
Cost of product and service revenues		18,496	23,135	37,392	44,390
Gross margin		(3,188)	(2,203)	(8,739)	(2,411)

Operating expenses:
Research and product development		27,234	26,633	52,931	47,745
General and administrative		6,239	8,229	12,716	14,466
Sales and marketing		4,038	3,160	7,901	5,984
Other expense	17	7	439	1,487	577
Total operating expenses		37,518	38,461	75,035	68,772

Results from operating activities		(40,706)	(40,664)	(83,774)	(71,183)
Finance income (loss) and other	18	11,865	(13,123)	22,159	(20,614)
Finance expense	18	(264)	(308)	(546)	(655)
Net finance income (loss)		11,601	(13,431)	21,613	(21,269)

Equity in loss of investment in joint venture and associates	9 & 19	(893)	(1,608)	(1,755)	(3,846)
Loss before income taxes		(29,998)	(55,703)	(63,916)	(96,298)

Income tax recovery (expense)		(98)	(88)	(98)	112
Net loss for the period		$(30,096)	$(55,791)	$(64,014)	$(96,186)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(2,361)	(1,561)	(2,221)	(1,682)
Total comprehensive loss for the period		$(32,457)	$(57,352)	$(66,235)	$(97,868)

Basic and diluted loss per share
Loss per share for the period		$(0.10)	$(0.19)	$(0.21)	$(0.32)
Weighted average number of common shares outstanding		298,678,945	298,155,452	298,554,770	297,991,134

See accompany notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2022	298,394,203	$2,420,396	$300,764	$(1,560,759)	$(1,490)	$1,158,911

Net loss	—	—	—	(64,014)	—	(64,014)
Deferred share consideration issued for acquisition (note 15)	112,451	1,612	(1,612)	—	—	—
DSUs redeemed (note 15)	31,736	194	(365)	—	—	(171)
RSUs redeemed (note 15)	44,698	233	(486)	—	—	(253)
Options exercised (note 15)	119,284	371	(125)	—	—	246
Share-based compensation (note 15)	—	—	5,409	—	—	5,409
Other comprehensive income:
Foreign currency translation for foreign operations	—	—	—	—	(2,221)	(2,221)
Balance, June 30, 2023	298,702,372	$2,422,806	$303,585	$(1,624,773)	$(3,711)	$1,097,907

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2021	297,700,295	$2,416,256	$297,819	$(1,387,579)	$1,721	$1,328,217
Onerous contracts provision (note 13)	—	—	—	(1,200)	—	(1,200)
Restated balance, December 31, 2021	297,700,295	2,416,256	297,819	(1,388,779)	1,721	1,327,017

Net loss	—	—	—	(96,186)	—	(96,186)
DSUs redeemed (note 15)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 15)	207,752	650	(3,070)	—	—	(2,420)
Options exercised (note 15)	201,821	1,001	(319)	—	—	682
Share-based compensation (note 15)	—	—	5,109	—	—	5,109
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(1,682)	(1,682)
Balance, June 30, 2022	298,168,858	$2,418,151	$298,542	$(1,484,965)	$39	$1,231,767
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2023	2022
Cash provided by (used in):
Operating activities:
Net loss for the period		$(64,014)	$(96,186)
Adjustments for:
Depreciation and amortization		6,453	6,550
Impairment loss on trade receivables		17	—
Unrealized (gain) loss on forward contracts		(1,255)	331
Equity in loss of investment in joint venture and associates	9 & 19	1,755	3,846
Net decrease in fair value of investment	9, 18 & 22	104	21,482
Accretion on decommissioning liabilities	13	59	(9)
Employee future benefits		22	40
Employee future benefits plan contributions		(8)	(7)
Share-based compensation	15	5,409	5,109
Deferred income tax recovery		—	(120)
		(51,458)	(58,964)
Changes in non-cash working capital:
Trade and other receivables		9,942	(3,208)
Inventories		(15,318)	(7,452)
Prepaid expenses and other current assets		(3,046)	(3,630)
Trade and other payables		(5,058)	(8,165)
Deferred revenue		(474)	(447)
Warranty provision		1,168	1,197
		(12,786)	(21,705)
Cash used in operating activities		(64,244)	(80,669)

Investing activities:
Net decrease in short-term investments	22	—	1,010
Contributions to long-term investments	9	(5,162)	(12,306)
Recovery of contributions to long-term investments	9	1,000	—
Additions to property, plant and equipment	7	(26,937)	(12,580)
Investment in other intangible assets	8	(41)	(459)
Investment in joint venture and associates	9 & 19	—	(6,394)
Contingent consideration related to acquisition of Ballard Motive Solutions	13	(1,100)	(9,300)
Cash used in investing activities		(32,240)	(40,029)

Financing activities:
Principal payments of lease liabilities	14	(1,943)	(1,599)
Net proceeds on issuance of share capital from stock option exercises	15	246	682
Cash used in financing activities		(1,697)	(917)

Effect of exchange rate fluctuations on cash and cash equivalents held		(486)	344

Decrease in cash and cash equivalents		(98,667)	(121,271)
Cash and cash equivalents, beginning of period		913,730	1,123,895
Cash and cash equivalents, end of period		$815,063	$1,002,624

Supplemental disclosure of cash flow information (note 20).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2023 and 2022 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:

(a)    Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2022 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on August 8, 2023.

(b)    Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)    Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):

(d)    Use of estimates (cont'd):

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory and onerous contract provision, fair value measurement, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for fair value measurement (note 3).

(e)    Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to achieve its liquidity objective. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and contractual commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over cash operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Significant accounting policies:

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for inventory and onerous contract provision and fair value measurement.

Inventory and onerous contract provision

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract.

Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Corporation has access at that date. The fair value of a liability reflects its non-performance risk.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Significant accounting policies (cont'd):

Fair value measurement (cont'd)
A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Corporation measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Corporation uses valuation techniques that maximise the use of relevant observable inputs and minimise the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

The best evidence of the fair value of a financial instrument (including other long-term investments) on initial recognition is usually the transaction price – i.e. the fair value of the consideration given or received. If the Corporation determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognised in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable date or the transaction is closed out.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment, warranty provision, inventory and onerous contract provision, fair value measurement, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for inventory and onerous contract provision and fair value measurement (note 3).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.    Trade and other receivables:

	June 30,	December 31,
	2023	2022
Trade accounts receivable	$18,718	$25,812
Other receivables	8,525	10,103
Contract assets	11,365	12,781
	$38,608	$48,696

Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at June 30, 2023 for engineering services and technology transfer services.

June 30,
Contract assets	2023
January 1, 2023	$12,781
Additions to contract assets	3,806
Invoiced during the period	(5,222)
At June 30, 2023	$11,365

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 22.

6.    Inventories:

During the three and six months ended June 30, 2023, the write-down of inventories to net realizable value including onerous contract adjustments amounted to $2,285,000 and $3,298,000 (2022 – $862,000 and $1,403,000) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $100,000 and $465,000 (2022 – $403,000 and $406,000), resulting in a net write-down of $2,185,000 and $2,833,000 (2022 – $459,000 and $997,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	June 30,	December 31,
	2023	2022
Property, plant and equipment owned	$93,210	$70,344
Right-of-use assets	10,267	12,017
	$103,477	$82,361

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):

Property, plant, and equipment owned:

	June 30,	December 31,
Net carrying amounts	2023	2022
Computer equipment	$1,656	$1,207
Furniture and fixtures	1,608	1,323
Leasehold improvements	1,363	1,550
Production and test equipment	88,583	66,264
	$93,210	$70,344

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 14).

	June 30,	December 31,
Net carrying amounts	2023	2022
Property	$9,763	$11,487
Equipment	96	116
Vehicle	408	414
	$10,267	$12,017

Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three and six months ended June 30, 2023, amortization expense of $2,953,000 and $5,797,000 (2022 - $2,675,000 and $4,935,000) was recorded.

Additions to property, plant, and equipment assets for the six months ended June 30, 2023 total $26,937,000 (2022 - $12,580,000).

8.    Intangible assets:

	June 30,	December 31,
	2023	2022
ERP management reporting software system	$2,047	$2,714
Intellectual property acquired from Ballard Motive Solutions	2,344	2,500
	$4,391	$5,214

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2022	$78,677	$57,889	$20,788
Additions to intangible assets	550	—	550
Amortization expense	—	3,107	(3,107)
Impairment on intangible assets	—	13,017	(13,017)
At December 31, 2022	79,227	74,013	5,214
Additions to intangible assets	41	—	41
Amortization expense	—	864	(864)
At June 30, 2023	$79,268	$74,877	$4,391

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8.    Intangible assets (cont'd):

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and six months ended June 30, 2023, amortization expense of $436,000 and $864,000 (2022 - $766,000 and $1,615,000) was recorded.

Additions to intangible assets for the six months ended June 30, 2023 of $41,000 (2022 - $459,000) consist primarily of costs to enhance the capabilities of the ERP management reporting software system.

9.    Investments:

	June 30,	December 31,
	2023	2022
Investment in Weichai Ballard JV	$20,665	$24,026
Investment in Synergy Ballard JVCo	—	—
Investment in Forsee Power SA	18,619	18,470
Investment in Wisdom Group Holdings Ltd.	9,000	10,000
Investment in Quantron AG	8,692	5,333
Investment in HyCap Fund I SCSp	8,723	7,963
Investment in Clean H2 Infrastructure Fund	1,355	565
	$67,054	$66,357

For the three and six months ended June 30, 2023, the Corporation recorded $893,000 and $1,755,000, (2022 - $1,608,000 and $3,846,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") of $893,000 and $1,755,000 (2022 - $1,608,000 and $3,846,000) and equity loss in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") of $nil (2022 - $nil).

Investment in Weichai Ballard JV

	June 30,	December 31,
Investment in Weichai Ballard JV	2023	2022
Beginning balance	$24,026	$28,982
Capital contribution to JV	—	9,272
Recognition of 49% profit on inventory not yet sold to third party, net	130	549
Equity in loss	(1,755)	(11,599)
Cumulative translation adjustment due to foreign exchange	(1,736)	(3,178)
Ending balance	$20,665	$24,026
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the three and six months ended June 30, 2023, the Corporation made committed capital contributions of $nil (2022 - $3,115,000 and $6,394,000 (RMB 20,825,000 and RMB 41,650,000 equivalent)) to Weichai Ballard JV.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of June 30, 2023, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Investment in Weichai Ballard JV (cont'd)

	June 30,	December 31,
	2023	2022
Percentage ownership interest (49%)
Current assets	$71,845	$80,088
Non-current assets	112	2,618
Current liabilities	(20,035)	(23,460)
Non-current liabilities	(2,074)	(2,314)
Net assets (100%)	49,848	56,932
Corporation's share of net assets (49%)	24,426	27,895
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(4,085)	(4,193)
Carrying amount of investment in Weichai Ballard JV	$20,665	$24,026

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue (100%)	$61	$869	$599	$5,059
Net loss (100%)	1,822	3,281	3,582	7,848
Corporation's share of net loss (49%)	$893	$1,608	$1,755	$3,846

Investment in Synergy Ballard JVCo

	June 30,	December 31,
Investment in Synergy Ballard JVCo	2023	2022
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	—	18
Equity in loss	—	(18)
Ending balance	$—	$—

Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest.
Other Long-term Investments

In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 22).

	December 31,	Contributions	Change in Fair	June 30,
Net carrying value	2022	(Proceeds)	Value	2023
Investment in Forsee Power SA	$18,470	$—	$149	$18,619
Investment in Wisdom Group Holdings Ltd.	10,000	(1,000)	—	9,000
Investment in Quantron AG	5,333	3,304	55	8,692
Investment in HyCap Fund I SCSp	7,963	869	(109)	8,723
Investment in Clean H2 Infrastructure Fund	565	989	(199)	1,355
	$42,331	$4,162	$(104)	$46,389

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Other Long-term Investments (cont'd)

	December 31,	Contributions	Change in Fair	June 30,
Net carrying value	2021	(Proceeds)	Value	2022
Short-tem investment - Green Hydrogen (note 22)	$996	$(1,010)	$14	$—
Investment in Forsee Power SA	33,335	—	(19,832)	13,503
Investment in Wisdom Group Holdings Ltd.	—	10,000	—	10,000
Investment in HyCap Fund I SCSp	7,636	899	(1,249)	7,286
Investment in Clean H2 Infrastructure Fund	339	1,407	(415)	1,331
	$42,306	$11,296	$(21,482)	$32,120

During the three and six months ended June 30, 2023, changes in fair value and foreign exchange adjustments for long-term investments totalling $352,000 and $(104,000) (2022 - $(12,908,000) and $(21,482,000)) were recognized as an unrealized gain (loss) in the consolidated statements of loss and comprehensive loss and included in finance loss and other (note 18 and 22).

Investment in Forsee Power SA

In October 2021, the Corporation acquired a non-controlling 9.77% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

For the three and six months ended June 30, 2023, changes in fair value and foreign exchange adjustments totalling $889,000 and $149,000 (2022 - $(11,434,000) and $(19,832,000)) were recognized as an unrealized gain (loss) in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 18 and 22), resulting in net fair value investment in Forsee Power of $18,619,000 as of June 30, 2023.

Investment in Wisdom Group Holdings Ltd.

In June 2022, the Corporation acquired a non-controlling 7.169% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles.

For the three and six months ended June 30, 2023, changes in fair value and foreign exchange adjustments totalling $nil (2022 - $nil) were recognized as an unrealized gain (loss), in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 18 and 22). During the three months ended June 30, 2023, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000 and net fair value investment in Wisdom Motor of $9,000,000 as of June 30, 2023,. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.169% to 6.701% as of June 30, 2023.

Investment in Quantron AG

In September 2022, the Corporation acquired a non-controlling 1.89% in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption. During the three and six months ended June 30, 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3% in Quantron AG as of June 30, 2023.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Other Long-term Investments (cont'd)

Investment in Quantron AG (cont'd)

For the three and six months ended June 30, 2023, changes in fair value and foreign exchange adjustments totalling $(49,000) and $55,000 (2022 - $nil) were recognized as an unrealized gain (loss) in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 18 and 22), resulting in net fair value investment in Quantron AG of $8,692,000 as of June 30, 2023.

Investment in Hydrogen Funds

HyCap Fund I SCSp

In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. In the three and six months ended June 30, 2023, the Corporation made additional contributions of £nil and £724,000 ($nil and $869,000) (2022 - £nil and £687,000 ($nil and $899,000)) for total contributions of £7,940,000 ($10,403,000).

For the three and six months ended June 30, 2023, changes in fair value and foreign exchange adjustments totalling $(363,000) and $(109,000) and (2022 - $(1,050,000) and $(1,249,000)) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 18 and 22), resulting in net fair value investment in HyCap of $8,723,000 as of June 30, 2023.

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. In the three and six months ended June 30, 2023, the Corporation made additional or (received) return of contributions of €915,000 ($989,000) (2022 - €(142,000) and €1,274,000 ($(150,000) and $1,407,000)) for total contributions of €1,911,000 ($2,132,000).

For the three and six months ended June 30, 2023, changes in fair value and foreign exchange adjustments totalling $(125,000) and ($199,000) (2022 - $(424,000) and $(415,000)) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 18 and 22), resulting in net fair value investment in Clean H2 of $1,355,000 as of June 30, 2023.

10.    Bank facilities:

The Corporation has the following bank facilities available to it.
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000.
As at June 30, 2023, $nil (2022 - $nil) was outstanding on the LG Facility.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Bank facilities (cont'd):
Foreign Exchange Facility
The Corporation also has a $25,000,000 Foreign Exchange Facility (“FX Facility”) that enables the Corporation to enter into foreign exchange currency contracts (at face value amounts in excess of the FX facility) secured by a guarantee from Export Development Canada.
At June 30, 2023, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $31,500,000 (2022 – CDN $41,000,000) at an average rate of 1.34 CDN per U.S. dollar, resulting in an unrealized gain (loss) of CDN $488,000 at June 30, 2023 (2022 – CDN $(457,000)). The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.

11.    Trade and other payables:

	June 30,	December 31,
	2023	2022
Trade accounts payable	$19,662	$20,440
Compensation payable	12,615	13,248
Other liabilities	4,783	6,059
Taxes payable	450	586
	$37,510	$40,333

12.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	June 30,	December 31,
Deferred revenue	2023	2022
Beginning balance	$8,030	$12,109
Additions to deferred revenue	5,206	21,650
Revenue recognized during the period	(5,680)	(25,729)
Ending balance	$7,556	$8,030

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Provisions and other liabilities:

	June 30,	December 31,
	2023	2022
Restructuring provision	$298	$137
Warranty provision	12,495	11,327
Onerous contracts provision	4,300	4,400
Contingent consideration	978	2,078
Legal provision	813	$2,968
Current	$18,884	$20,910

Decommissioning liabilities provision	$1,864	$1,805
Non-Current	$1,864	$1,805

Onerous Contracts Provision

On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of June 30, 2023, total onerous contract costs of $4,300,000 have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.
Contingent Consideration

As part of the acquisition of Ballard Motive Solutions in November 2021, total consideration included earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. As part of the post-acquisition restructuring of operations at Ballard Motive Solutions, there was a change in estimate in the fair value of contingent consideration in the fourth quarter of fiscal 2022 due to changes in expectation of achieving milestones. The contingent consideration provision as of June 30, 2023 comprises the last remaining milestone at its estimated value of $978,000.
During the six months ended June 30, 2023, the Corporation made cash payments totalling $1,100,000 (2022 – $9,300,000) for successful achievement of certain performance milestones.
Legal provision
As part of the post-acquisition restructuring of operations at Ballard Motive Solutions, the Corporation recorded a legal provision for various contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries. As at December 31, 2022, costs totalling $2,968,000 were accrued in other operating expense. As of June 30, 2023, costs totalling $813,000 remain accrued related to the post-acquisition restructuring of operations at Ballard Motive Solutions.
Other: Decommissioning liabilities

    A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at June 30, 2023, total decommissioning liabilities amounted to $1,864,000 (December 31, 2022 - $1,805,000), resulting from accretion of $59,000 (2022 - $(9,000)).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 8.28% per annum and expire between December 2023 and June 2032.

	June 30,	December 31,
	2023	2022
Property	$3,915	$3,743
Equipment	40	39
Vehicle	123	113
Lease Liability, Current	$4,078	$3,895

Property	$9,668	$11,505
Equipment	54	73
Vehicle	248	258
Lease Liability, Non-Current	$9,970	$11,836

Lease Liability	$14,048	$15,731

During the six months ended June 30, 2023, the Corporation made principal payments on lease liabilities totalling $1,943,000 (2022 - $1,599,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	June 30,
2023
Less than one year	$4,911
Between one and five years	10,611
More than five years	498
Total undiscounted lease liabilities	$16,020

Deferred gains on closing of finance lease agreements are amortized over the lease term. At June 30, 2023, the outstanding deferred gain was $693,000 (December 31, 2022 – $902,000).

15.    Equity:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Option Expense	$737	$1,618	$2,021	$3,071
DSU Expense	96	134	206	273
RSU Expense	2,261	1,027	3,182	1,765
Total Share-based Compensation	$3,094	$2,779	$5,409	$5,109

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Equity (cont'd):

(a)    Share capital:

Upon acquisition of Ballard Motive Solutions in November 2021, part of the total consideration of $39,917,000 included the issuance of 337,353 shares of the Corporation in three future tranches at a fair value of $18.30 per share discounted for the timing delay in receiving the shares using an Asian put option pricing model, or $4,851,000.
During the three months ended June 30, 2023, the Corporation issued the second tranche of 112,451 common shares with a fair value of $1,612,000 as per the acquisition date.
At June 30, 2023, 298,702,372 common shares were issued and outstanding.
(b)    Share options:

Options for common shares
At January 1, 2023	4,807,620
Options exercised	(119,284)
Options cancelled	(160,598)
At June 30, 2023	4,527,738
During the three and six months ended June 30, 2023, compensation expense of $737,000 and $2,021,000 (2022 – $1,618,000 and $3,071,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three and six months ended June 30, 2023, 26,400 and 119,284 (2022 – 63,081 and 201,821) options were exercised for a equal amount of common shares for proceeds of $84,000 and $246,000 (2022 – $210,000 and $682,000).
As at June 30, 2023, options to purchase 4,527,738 common shares were outstanding (2022 - 4,804,706).
(c)    Deferred share units:

DSUs for common shares
At January 1, 2023	709,680
DSUs granted	41,714
DSUs exercised	(65,499)
At June 30, 2023	685,895

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Equity (cont'd):
(c)    Deferred share units (cont'd):
During the three and six months ended June 30, 2023, $96,000 and $206,000 (2022 - $134,000 and $273,000) of compensation expense was recorded in net loss relating to 21,986 and 41,714 (2022 - 21,278 and 33,164) DSUs granted during the period.

During the same period, nil and 65,499 (2022 - nil and 126,862) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of nil and 31,736 common shares (2022 - nil and 58,990), resulting in an impact on equity of $nil and $(171,000) (2022 - $nil and $(753,000)).

As at June 30, 2023, 685,895 deferred share units were outstanding (2022 - 662,525).

(d)    Restricted share units:

RSUs for common shares
At January 1, 2023	1,002,080
RSUs granted	2,233,132
RSUs exercised	(95,236)
RSUs forfeited	(352,724)
At June 30, 2023	2,787,252

Restricted share units (“RSUs”) are granted to certain employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

During the three and six months ended June 30, 2023, compensation expense of $2,261,000 and $3,182,000 (2022 – $1,027,000 and $1,765,000) was recorded in net loss.

During the three and six months ended June 30, 2023, 7,313 and 95,236 RSUs (2022 - 2,168 and 443,121) were exercised, net of applicable taxes, which resulted in the issuance of 3,496 and 44,698 common shares (2022 - 1,104 and 207,752) resulting in an impact on equity of $(17,000) and $(253,000) (2022 - $(8,000) and $(2,420,000)).
As at June 30, 2023, 2,787,252 restricted share units were outstanding (2022 - 918,815).

16.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2022. However, the Corporation has updated the classification and presentation of revenue by market application in the table below. Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Disaggregation of revenue (cont'd):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Geographical markets
China	$2,181	$2,802	$3,362	$6,054
Europe	6,573	11,994	15,015	21,564
North America	6,088	5,743	9,741	10,180
Rest of World	466	393	535	4,181
	$15,308	$20,932	$28,653	$41,979
Application
Bus	$6,010	$8,981	$8,910	$13,018
Truck	982	3,110	3,378	6,609
Rail	1,080	1,740	2,863	3,484
Marine	394	19	2,053	542
HD Mobility Subtotal	$8,466	$13,850	$17,204	$23,653
Stationary	3,528	3,769	5,994	9,585
Emerging Markets and Other	3,314	3,313	5,455	8,741
	$15,308	$20,932	$28,653	$41,979
Timing of revenue recognition
Products transferred at a point in time	$9,096	$12,956	$17,807	$25,534
Products and services transferred over time	6,212	7,976	10,846	16,445
	$15,308	$20,932	$28,653	$41,979

17.    Other operating expense:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net impairment loss on trade receivables	$17	$—	$17	$—
Acquisition-related costs	85	372	743	490
Restructuring and related costs (recovery)	(95)	67	727	87
	$7	$439	$1,487	$577

During the three and six months ended June 30, 2023 , the Corporation recorded a net impairment loss on trade receivables of $17,000 (2022 - $nil), consisting primarily of various miscellaneous receivables no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

Acquisition related costs of $85,000 and $743,000 for the three and six months ended June 30, 2023 (2022 - $372,000 and $490,000) consist primarily of legal, advisory, and transaction-related costs incurred on ongoing corporate development activities.

During the three and six months ended June 30, 2023, total restructuring and related charges (recoveries) of $(95,000) and $727,000 (2022 - $67,000 and $87,000) consist primarily of certain cost cutting measures and related personnel change costs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.    Finance income and expense:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Employee future benefit plan expense	$(60)	$(32)	$(82)	$(139)
Investment income	10,988	2,717	21,554	3,807
Mark-to-market gain (loss) on financial assets (notes 9 & 22)	352	(12,908)	(104)	(21,482)
Foreign exchange gain (loss)	685	(2,900)	891	(2,700)
Government levies	(100)	—	(100)	(100)
Finance income (loss) and other	$11,865	$(13,123)	$22,159	$(20,614)
Finance expense	$(264)	$(308)	$(546)	$(655)

19.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 9).

For the three and six months ended June 30, 2023, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	June 30,	December 31,
Balances with related party - Weichai Ballard JV	2023	2022
Trade and other receivables	$14,334	$13,320
Investments	20,665	24,026
Deferred revenue	1,950	2,095

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with Weichai Ballard JV	2023	2022	2023	2022
Revenues	$899	$2,674	$1,909	$5,927
Cost of goods sold and operating expense	549	852	1,157	1,099

For the three and six months ended June 30, 2023, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

	June 30,	December 31,
Balances with related party - Synergy Ballard JVCo	2023	2022
Trade and other receivables	$99	$99
Investments	—	—
Deferred revenue	166	—

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with Synergy Ballard JVCo	2023	2022	2023	2022
Revenues	$834	$—	$834	$—

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

20.    Supplemental disclosure of cash flow information:

	Six months ended June 30,
Non-cash financing and investing activities:	2023	2022
Compensatory shares	$427	$894

21.    Operating segments:

The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). The delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

For the fiscal year 2023, the Corporation has updated the classification and presentation of revenue by market application (note 16).

22.    Financial Instruments:

(a)    Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term investments comprise term deposits with terms of greater than 90 days and a previously held investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). During the twelve months ended December 31, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000.

Long-term investments (note 9) comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power, Wisdom Motor and Quantron AG, as well as equity-accounted investments. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 18). During the three and six months ended June 30, 2023, the Corporation recognized net mark to market and foreign exchange gains (losses) of $352,000 and $(104,000) (2022 - $(12,908,000) and $(21,482,000)).

	Six months ended	Year ended
Increase (decrease) in fair value due to MTM and foreign exchange	June 30, 2023	December 31, 2022
Short-term investment - Green Hydrogen	$—	$15
Long-term investment - Forsee Power SA	149	(14,865)
Long-term investment - Wisdom Group Holdings Ltd.	—	—
Long-term investment - Quantron AG	55	150
Long-term investment - HyCap Fund I SCSp	(109)	(1,597)
Long-term investment - Clean H2 Infrastructure Fund	(199)	(580)
Decrease in fair value of investments	$(104)	$(16,877)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Financial Instruments (cont'd):
(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three and six months ended June 30, 2023, the Corporation did not recognize any additional estimated ECL impairment losses.

23.    Subsequent events:

The Corporation has entered into an agreement to sell its 10% interest in Synergy Ballard JVCo to the Synergy Group for nominal consideration. The transaction is expected to complete in the third quarter of 2023. The Corporation continues to recognize its investment in Synergy Ballard JVCo at its estimated fair market value of $nil.